Mail Stop 3561

June 16, 2006

James A. McGrady
Executive Vice President, Chief Financial Officer and Treasurer
Retail Ventures, Inc.
3241 Westerville Road
Columbus, Ohio 43224

> **Re: Retail Ventures, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 17, 2006**
> **File No. 333-134225**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **File No. 1-10767**

Dear Mr. McGrady:

We have limited our review of your filing to the issues identified in the following comments. No further review of the registration statement has been made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your registration statement to include the full financial and other information regarding DSW Inc. since potential investors are making an investment decisions concerning DSW at the time they purchase the PIES or tell us why you have not included that information in this registration statement.

2. We note a number of blank spaces throughout your registration statement. Please tell us whether you are relying on Rule 430A to omit that information. If so, please provide the complete undertakings as required by Item 512(i) of Regulation S-K.

The Offering, page 2

3. Please tell us how you intend to account for the mandatorily exchangeable notes or PIES, after issuance. Tell us how you will account for variations in the fair value of your obligation to settle in Class A common shares when the market value exceeds or is less than the threshold appreciation price, if at all. Please explain how you will satisfy your obligation in the event that Class B shares do not equal the maximum number of Class A commons shares deliverable upon exchange. Also, we note that DSW has no obligation with respect to these PIES. Please tell us how you intend to deliver registered Class A common shares to investors. We note Class B common shares are presently unregistered.

Use of Proceeds, page 20

4. Please include a description of the interest rates and maturities, as applicable, for any debt that will be discharged with a material portion of the PIES proceeds. See paragraph 4 of Instructions to Item 504 of Regulation S-K.

Incorporation of Certain Information by Reference, page 47

5. Please update your registration statement to incorporate the most recent interim financial statements filed on Form 10-Q. See Rule 3-12 (g) of Regulation S-X. Please revise your disclosures to provide comparable discussions of the additional interim period, as applicable.

Exhibits

6. Please file all required exhibits with enough time for us to review them before requesting effectiveness. We may have further comment.

Exhibit 12.1

7. Please tell us why the loss before income taxes, minority interest and equity earnings reconciles to the face of the financial statements in fiscal years 2005 and 2004; however, the same amounts do not reconcile with the financial statements in the prior three years. Please disclose your basis for recording supportable adjustments, as applicable. Also please tell us how you calculated the interest expense charges in the fixed charges computation. We note the sum of amounts

listed in your consolidated statements of operations and cash flows exceeds the amounts listed in this exhibit. For example, in fiscal 2005, $30,623, the sum of $26,201, interest expense net, and $4,422, amortization of debt issuance costs, exceeds the amount in the exhibit table. Please advise or revise your computations and disclosure to clarify these computations. See Item 503(d)(1)(A) and (C) of Regulation S-K.

Form 10-K for Fiscal Year Ended January 28, 2006
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 37

8. We note your disclosure of the recent initial public offering in July of 2005. In future filings, please revise your disclosures to clearly explain this abbreviated term and the accounting treatment in the initial public offering. We note that readers of the financial statements may not be familiar with the term.

Critical Accounting Policies, page 38

9. With an aim toward supplementing your critical accounting policies, please provide an analysis of the material changes to your critical accounting estimates. For example, we note that charges to the inventory reserve in 2005 decreased by $6.3 million or 45% from the prior year. We refer you to Schedule II. Please address why these estimates or assumptions inherent in your policies bear the risk of change including whether there are uncertainties attached to the estimates or assumptions or whether the estimates are difficult to measure or value. Further, you should provide an analysis, to the extent material, of the factors you consider at arriving at the estimates or assumptions, how accurate the estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to paragraph V. of SEC Release No. 33-8350. Specifically include, but do not limit your expanded disclosures to, the pension, self insurance reserves and inventory reserves.

Contractual Obligations, page 52

10. In future filings, please revise the interest payment amounts to include interest payable on the revolver and senior notes for the periods presented, as applicable. Alternatively, if you believe revolver interest payments should be excluded from this disclosure, please tell us why the revolver does not constitute a long-term borrowing as the term is described in SFAS No. 47. We note that you include the revolver in your future annual long-term debt payments table. We refer you to footnote six.

Item 15. Exhibits, Financial Statements Schedules, page 60
Consolidated Statements of Operations, page F-5

11. In future filings, please revise the net presentation of interest expense to present interest expense and debt discount amortization separately from interest income. See Rule 5-03(b)(7) through (9) of Regulation S-X. Also please revise the net amounts also disclosed in footnote 12 as prescribed by paragraph 27 of SFAS No. 131.

Consolidated Statements of Shareholders' Equity, page F-6

12. Please tell us the accounting treatment for the amounts characterized as initial public offering of subsidiary. In doing so, please tell us how you journalized the DSW spin-off including the applicable accounting guidance. Please also identify both of the accounting and legal spinnors and spinnees, how you established the carryover basis for DSW Inc., the amount and form of consideration Retail Ventures, Inc. exchanged for Class B common shares, how you objectively measured the exchange, gain or loss recognition if applicable and the treatment of costs incurred to effect the spin-off. Tell us if you considered reverse spin-off accounting treatment. We note the net income and tangible fair value of DSW Inc. exceeds that of Retail Ventures, Inc. See EITF 02-11.

13. We note you recorded an unrealized gain of $620 million on derivatives, net of tax, in fiscal 2003 and you also disclose the company did not have any derivatives designated as hedges prior to fiscal 2005. Please advise or revise your disclosure to reflect the existence of derivatives prior to 2005, as applicable.

Consolidated Statements of Cash Flows, page F-7

14. Please advise or revise your future filings to separately present the gross receipts and payments for term loans, senior notes and the senior subordinated convertible loan. See paragraphs 11 through 13 of SFAS No. 95.

Notes to Consolidated Financial Statements, page F-8

15. Please advise or revise your filing to include the disclosures and condensed consolidating financial information for subsidiary guarantors and non-guarantors, as applicable. See Item 3-10(f) of Regulation S-X.

1. Business Operations and Summary of Significant Accounting Policies, page F-8
Trade Names and Other Intangible Assets, page F-10

16. Please tell us your basis for estimating useful lives of favorable lease values at 14, 21 and 25 years. We note your disclosure states you amortize leasehold improvements over a 10 year useful life. Please be specific and include all relevant factors including the initial lease periods, fixed noncancelable periods, bargain renewal options, ordinary renewal options and extensions or periods that impose a penalty and qualify as reasonably assured, as applicable.

Revenue Recognition, page F-12

17. Please tell us how you establish breakage and recognize revenue for unused gift cards and account for idle layaway deposits. Include your basis in GAAP for doing so. Please tell us the amount of breakage revenue recognized and deferred for each period presented and the line item where it is presented in your balance sheet and income statement. In future filings please expand your disclosure to disclose your policy for gift card breakage and idle layaway deposits, to the extent they remain material and represent a performance obligation. In your response please show us what your revised disclosure will look like.

4. Stock Option Plans, page F-17

18. Please tell us how you account for the stock appreciation rights (SARS) and the related option price protection provision (OPPP) feature and include the applicable accounting pronouncement(s). In your response please tell us if you consider these instruments to be indexed to the company's own stock, if the OPPP component is considered an embedded derivative and how you account for contingent OPPP feature, if at all. In your response please describe the SARS vesting schedule and performance formula, tell us the settlement methods available to SARS holders and if the company or the SARS holders control the settlement alternatives. Also tell us how you measure the instrument and classify it within your balance sheets and how the present accounting treatment impacts your earnings per share computations, if at all. See EITF D-72.

5. Leases, page F-19

19. Your disclosure states assets held under capital leases are amortized over the lease terms. Please confirm that you amortize the assets over the shorter of the estimated useful lives or the lease term and revise your disclosure in future filings, as applicable. In your response please include a description of the classes of fixed assets under capital leases, the estimated useful lives for these assets and the unamortized amounts at your balance sheet date.

6. Long Term Obligations, page F-22
Term Loans-Related Parties, page F-24

20. We note your disclosure of the PIK option. In future filings, please revise your disclosures to clearly explain the abbreviated term for those readers that may be unfamiliar with the term.

8. Other Benefit Plans, page F-29

21. In future filings please remove any statements making reference to positions of the Securities and Exchange Commission.

Schedule II-Valuation and Qualifying Accounts, page S-2

22. Please tell us if the store closing reserve amounts recorded in fiscal 2005 is entirely related to the two Value City store closings in fiscal 2005. Please tell us if these are disposal activities accounted for within the scope of SFAS No. 146. If so, please include the disclosure requirements of paragraph 20 of SFAS No. 146 in future interim and annual filings. Alternatively, if the reserve is not related to these store closings, please tell us the nature of the costs and the accounting treatment. In your response please show us what your revised disclosure will look like, as applicable.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3750 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert M. Chilstrom, Esq.
        Fax: (917) 777-2588